EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Three Months Ended
March 31, 2014
(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,411
Add (Deduct):
Amortization of capitalized interest	5
Fixed charges	90
Equity income, net of distributions	(6)
Total earnings, as defined	$1,500

Fixed Charges:
Rents(a)	$11
Interest and other financial charges	79
90
Capitalized interest	5
Total fixed charges	$95

Ratio of Earnings to Fixed Charges	15.79

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.